SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                    COCA-COLA HELLENIC BOTTLING COMPANY S.A.
                                (Name of Issuer)

             Ordinary shares of nominal value of EURO 0.50 per share
                        (Title and Class of Securities)

                                   1912EP104
                                 (CUSIP Number)

                                November 18, 2003
            (Date of Event Which Requires Filing of this Statement)

       Check the appropriate box to designate the rule pursuant to which this
       Schedule is filed:
            / /     Rule 13d-1(b)
            / /     Rule 13d-1(c)
            /X/     Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


                       (Continued on the following pages)

CUSIP No.  1912EP10 4          13G                     Page 2 of 14 Pages

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        THE COCA-COLA COMPANY
        E.I.D. 58-0628456

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)

        (b)                                                             /X/


3       SEC USE ONLY



4       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware


NUMBER OF       5       SOLE VOTING POWER
 SHARES
                        N/A

BENEFICIALLY    6       SHARED VOTING POWER
  OWNED BY
   EACH                 128,613,355  (See Attachment A)
 REPORTING
                7       SOLE DISPOSITIVE POWER
  PERSON
   WITH                 N/A

                8       SHARED DISPOSITIVE POWER

                        128,613,355   (See Attachment A)


9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                128,613,355   (See Attachment A)

10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                (See Attachment A)

12      TYPE OF REPORTING PERSON*

        CO


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  1912EP10 4          13G                     Page 3 of 14 Pages

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        THE COCA-COLA EXPORT CORPORATION
        E.I.D. 13-1525101

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)

        (b)                                                             /X/


3       SEC USE ONLY



4       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware


NUMBER OF       5       SOLE VOTING POWER
 SHARES
                        N/A

BENEFICIALLY    6       SHARED VOTING POWER
  OWNED BY
   EACH                 128,613,355  (See Attachment A)
 REPORTING
                7       SOLE DISPOSITIVE POWER
  PERSON
   WITH                 N/A

                8       SHARED DISPOSITIVE POWER

                        128,613,355   (See Attachment A)


9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                128,613,355   (See Attachment A)

10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                (See Attachment A)

12      TYPE OF REPORTING PERSON*

        CO


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  1912EP10 4          13G                     Page 4 of 14 Pages

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        ATLANTIC INDUSTRIES
        E.I.D. N/A

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)

        (b)                                                             /X/


3       SEC USE ONLY



4       CITIZENSHIP OR PLACE OF ORGANIZATION

        Cayman Islands


NUMBER OF       5       SOLE VOTING POWER
 SHARES
                        N/A

BENEFICIALLY    6       SHARED VOTING POWER
  OWNED BY
   EACH                 128,613,355  (See Attachment A)
 REPORTING
                7       SOLE DISPOSITIVE POWER
  PERSON
   WITH                 N/A

                8       SHARED DISPOSITIVE POWER

                        128,613,355   (See Attachment A)


9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                128,613,355   (See Attachment A)

10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                (See Attachment A)

12      TYPE OF REPORTING PERSON*

        CO


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  1912EP10 4          13G                     Page 5 of 14 Pages

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        BARLAN, INC.
        E.I.D. 51-0118094

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)

        (b)                                                             /X/


3       SEC USE ONLY



4       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware


NUMBER OF       5       SOLE VOTING POWER
 SHARES
                        N/A

BENEFICIALLY    6       SHARED VOTING POWER
  OWNED BY
   EACH                 128,613,355  (See Attachment A)
 REPORTING
                7       SOLE DISPOSITIVE POWER
  PERSON
   WITH                 N/A

                8       SHARED DISPOSITIVE POWER

                        128,613,355   (See Attachment A)


9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                128,613,355   (See Attachment A)

10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                (See Attachment A)

12      TYPE OF REPORTING PERSON*

        CO


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  1912EP10 4          13G                     Page 6 of 14 Pages

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        REFRESHMENT PRODUCT SERVICES, INC.
        E.I.D. 13-2701299

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)

        (b)                                                             /X/


3       SEC USE ONLY



4       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware


NUMBER OF       5       SOLE VOTING POWER
 SHARES
                        N/A

BENEFICIALLY    6       SHARED VOTING POWER
  OWNED BY
   EACH                 128,613,355  (See Attachment A)
 REPORTING
                7       SOLE DISPOSITIVE POWER
  PERSON
   WITH                 N/A

                8       SHARED DISPOSITIVE POWER

                        128,613,355   (See Attachment A)


9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                128,613,355   (See Attachment A)

10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                (See Attachment A)

12      TYPE OF REPORTING PERSON*

        CO


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  1912EP10 4          13G                     Page 7 of 14 Pages

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        COCA-COLA OVERSEAS PARENT LIMITED
        E.I.D.  58-1843650

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)

        (b)                                                             /X/


3       SEC USE ONLY



4       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware


NUMBER OF       5       SOLE VOTING POWER
 SHARES
                        N/A

BENEFICIALLY    6       SHARED VOTING POWER
  OWNED BY
   EACH                 128,613,355  (See Attachment A)
 REPORTING
                7       SOLE DISPOSITIVE POWER
  PERSON
   WITH                 N/A

                8       SHARED DISPOSITIVE POWER

                        128,613,355   (See Attachment A)


9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                128,613,355   (See Attachment A)

10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                (See Attachment A)

12      TYPE OF REPORTING PERSON*

        CO


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  1912EP10 4          13G                     Page 8 of 14 Pages

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        CCHBC GROUPING, INC.
        E.I.D. 03-0388744

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)

        (b)                                                             /X/


3       SEC USE ONLY



4       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware


NUMBER OF       5       SOLE VOTING POWER
 SHARES
                        N/A

BENEFICIALLY    6       SHARED VOTING POWER
  OWNED BY
   EACH                 56,741,386  (See Attachment A)
 REPORTING
                7       SOLE DISPOSITIVE POWER
  PERSON
   WITH                 N/A

                8       SHARED DISPOSITIVE POWER

                        56,741,386   (See Attachment A)


9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               56,741,386   (See Attachment A)

10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                (See Attachment A)

12      TYPE OF REPORTING PERSON*

        CO


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 2(a)  NAME OF PERSON FILING
---------------------------------

Item 2(a) is hereby amended and restated as follows:

This Schedule 13G is filed on behalf of The Coca-Cola Company, The Coca-Cola Export Corporation, Atlantic Industries, Barlan, Inc., Refreshment Product Services, Inc., Coca-Cola Overseas Parent Limited and CCHBC Grouping, Inc. (collectively, the "Reporting Persons") with respect to ordinary shares ("CCHBC Shares") issued by Coca-Cola Hellenic Bottling Co. ("CCHBC"). In addition, all of the Reporting Persons, with the exception of CCHBC Grouping, Inc. (the "Coca-Cola Company Entities"), along with Kar-Tess Holding S.A., Boval S.A., Socomex S.A. and Severine Ltd. (the "Kar-Tess Group") may be deemed as a group to have beneficial ownership of CCHBC Shares as a result of Kar-Tess Holding S.A., Boval S.A., Socomex S.A. and the Coca-Cola Company Entities being signatories to the Shareholders Agreement, dated November 3, 1999, as amended (the "Shareholders Agreement"), a copy of which is attached as Exhibit 3.1, to the Form 20-F filed by CCHBC with the U.S. Securities and Exchange Commission ("SEC") on September 30, 2002, and declared effective by the SEC on October 8, 2002. The Coca-Cola Company Entities do not affirm the existence of a group with respect to the CCHBC Shares.

The Shareholders Agreement includes, among other things, the following restrictions on the Kar-Tess Group and the Coca-Cola Company Entities:

Restrictions on Transfer
------------------------
The Shareholders Agreement prohibits any sale of CCHBC Shares owned by the Kar-Tess Group or the Coca-Cola Company Entities if, as a result of such sale, the combined shareholdings of the Kar-Tess Group and the Coca-Cola Company Entities would not exceed 50% of the outstanding shares of CCHBC. The Coca-Cola Company Entities have agreed not to dispose of any CCHBC Shares if the disposition results in their shareholding falling below 22% of CCHBC's outstanding share capital. However, the Kar-Tess Group and the Coca-Cola Company Entities have also agreed to negotiate in good faith an agreement that allows transfer of CCHBC Shares below this minimum threshold provided that they continue to jointly control CCHBC.

Composition of CCHBC Board of Directors
---------------------------------------
The Kar-Tess Group and the Coca-Cola Company Entities agreed in the Shareholders Agreement that the initial composition of the board of directors of CCHBC would be ten directors comprising:

* two directors designated by the Coca-Cola Company Entities;

* four directors designated by the Kar-Tess Group; and

* the remaining directors jointly designated by the Kar-Tess Group and the Coca-Cola Company Entities.

The Kar-Tess Group and the Coca-Cola Company Entities have also agreed to cast the votes attaching to their CCHBC Shares so that each other's nominees are elected to the CCHBC board of directors and, in the event that there are more or less than ten directors on the CCHBC board, so that the Kar-Tess Group and the Coca-Cola Company Entities maintain their respective proportional representation on the CCHBC board of directors.

Decisions of the CCHBC Board of Directors
-----------------------------------------
The Kar-Tess Group and the Coca-Cola Company Entities have agreed to seek to convene an extraordinary general meeting of the CCHBC shareholders to replace the CCHBC board of directors in the event a resolution is passed by the CCHBC board of directors in circumstances where a representative director of either the Kar-Tess Group or the Coca-Cola Company Entities has voted against such resolution to:

* engage in any business other than the bottling of beverages;

* incur any indebtedness, including in the form of guarantees, or approve capital expenditures in excess of $10 million;

* enter into any arrangements providing for payments or other consideration in excess of $10 million;

* sell, lease, exchange, transfer or otherwise dispose of all or substantially all of the CCHBC assets or sell the majority of the value of the CCHBC assets, if not in the ordinary course of business, unless such sale is in connection with a sale-leaseback transfer;

* appoint the top executive (managing director) of CCHBC; or

* approve the CCHBC annual budget and annual business plan.

Shareholder Approvals
---------------------
The Kar-Tess Group and the Coca-Cola Company Entities have agreed to consult before every vote, and to vote against any proposal where either of them has indicated its intention to reject such proposal, on any of the following matters:

* a modification of the CCHBC articles of association;

* any increase or decrease of the CCHBC share capital;

* the merger or consolidation of CCHBC with or into another company;

* the liquidation or dissolution of CCHBC; or

* the general assignment for the benefit of creditors of, or the appointment of a custodian, receiver or trustee for, any part of the CCHBC assets.

Termination
-----------
Neither the Kar-Tess Group nor the Coca-Cola Company Entities may unilaterally terminate the Shareholders Agreement prior to December 31, 2008. After December 31, 2008, the Shareholders agreement will remain in force unless terminated by either the Kar-Tess Group or the Coca-Cola Company Entities on three months' written notice.

The Kar-Tess Group and the Coca-Cola Company Entities also entered into a supplemental agreement on March 3, 2000, a copy of which is attached as Exhibit 3.2, to the Form 20-F filed by CCHBC with the SEC, providing that, notwithstanding the termination of the Shareholders Agreement, for so long as any of the Kar-Tess Group or the Coca-Cola Company Entities is a shareholder in CCHBC, each of the Kar-Tess Group and the Coca-Cola Company Entities will vote their CCHBC Shares against any proposal to liquidate or dissolve CCHBC unless they have separately agreed to the contrary.

On August 7, 2003, the Kar-Tess Group and the Coca-Cola Entities entered into a second supplemental agreement, a copy of which is attached Exhibit 9.3 to the Registration Statement on Form F-4, filed by CCHBC and Coca-Cola HBC Finance B.V. with the SEC on with the SEC on November 13, 2003 and declared effective on December 19, 2003, which amended the Shareholders Agreement to provide that: (i) the Kar-Tess Group will give the Coca-Cola Entities ten days prior notice of any proposed acquisition of CCHBC Shares, (ii) the Coca-Cola Entities will give the Karr-Tess Group ten days prior notice of any proposed acquisition of CCHBC Shares and (iii) in the event of a tied vote of the Board of Directors of CCHBC, the Chairman of the Board shall have a deciding vote.

The term of the Shareholders' Agreement was also extended from August 2005 to December 31, 2008.

The Reporting Persons each also expressly disclaim any beneficial ownership interest in CCHBC Shares owned by the Kar-Tess Group and the filing of this
Schedule 13G shall not be construed as an admission that they are the beneficial owners of the CCHBC Shares owned by the Kar-Tess Group.


Item 2(d). TITLE OF CLASS OF SECURITIES
---------------------------------------

Item 2(d) is hereby amended and restated as follows:


     Ordinary shares of nominal value of Euro 0.50 per share. CCHBC Shares are traded in the United States in the form of American Depositary Shares ("ADSs"). Each ADS represents one ordinary share. The ADSs are evidenced by American Depositary Receipts, which are traded on The New York Stock Exchange.


Item 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
-----------------------------------------------------------------

Item 8 is hereby amended and restated as follows:

     The Reporting Persons may be deemed to be a part of a group of persons, listed on Exhibit (1), jointly holding beneficial ownership of CCHBC Shares. The Reporting Persons, however, do not affirm the existence of any group with respect to the CCHBC Shares. The Reporting Persons are not responsible for the completeness and accuracy of the information concerning the Kar-Tess Group.



                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        THE COCA-COLA COMPANY


Date:  February 12, 2004                By: /s/ David M. Taggart
                                            ----------------------------------
                                                David M. Taggart
                                                Vice President and Treasurer


                                        THE COCA-COLA EXPORT CORPORATION


Date:  February 12, 2004                By: /s/ David M. Taggart
                                            ----------------------------------
                                                David M. Taggart
                                                Vice President and Treasurer

                                        ATLANTIC INDUSTRIES


Date:  February 12, 2004                By: /s/ David M. Taggart
                                            ----------------------------------
                                                David M. Taggart
                                                Vice President and Treasurer


                                        REFRESHMENT PRODUCT SERVICES, INC.


Date:  February 12, 2004                By: /s/ David M. Taggart
                                            ----------------------------------
                                                David M. Taggart
                                                Vice President and Treasurer


                                        BARLAN, INC.


Date:  February 12, 2004                By: /s/ David M. Taggart
                                            ----------------------------------
                                                David M. Taggart
                                                Treasurer



                                        CCHBC GROUPING, INC.


Date:  February 12, 2004                By: /s/ David M. Taggart
                                            ----------------------------------
                                                David M. Taggart
                                                Vice President and Treasurer

                                  ATTACHMENT A

Direct Ownership:
----------------

         2,374 Shares owned directly by The Coca-Cola Export Corporation, a wholly owned subsidiary of The Coca-Cola Company.

    19,182,913  Shares owned directly by Atlantic Industries, a wholly owned subsidiary of The Coca-Cola Export Corporation.

       331,711 Shares owned directly by Barlan, Inc., a wholly owned subsidiary of The Coca-Cola Export Corporation.

     7,222,408  Shares owned directly by Refreshment Product Services, Inc., a wholly owned subsidiary of The Coca-Cola Export Corporation.

    30,001,980  Shares owned directly by Coca-Cola Overseas Parent Limited, a wholly owned subsidiary of The Coca-Cola Export Corporation.


Beneficial Ownership:
--------------------

    56,741,386  Shares owned beneficially by CCHBC Grouping, Inc.

In addition the Reporting Persons, with the exception of CCHBC Grouping,Inc., may be deemed to beneficially own the 71,871,969 CCHBC Shares owned by the Kar-Tess Group.


Percentage Owned:
----------------

The Reporting Persons, with the exception of CCHBC Grouping, Inc., may be deemed to beneficially own approximately 54.3% of the total outstanding number of CCHBC Shares. CCHBC Grouping, Inc. may be deemed to beneficially own approximately 23.9% of the total outstanding number of CCHBC Shares.

Disclaimer of Beneficial Ownership
----------------------------------

The Reporting Persons each expressly disclaims any beneficial ownership interest in the CCHBC Shares owned by the Kar-Tess Group and the filing of this Schedule 13G shall not be construed as an admission that they are the beneficial owners of the CCHBC Shares owned by the Kar-Tess Group.

                                                                   EXHIBIT 1


                            The Coca-Cola Company
                            The Coca-Cola Export Corporation
                            Barlan Inc.
                            Atlantic Industries
                            Coca-Cola Overseas Parent Limited
                            Refreshment Product Services, Inc.
                            CCHBC Grouping, Inc.
                            Kar-Tess Holding S.A.
                            Boval S.A.
                            Socomex S.A.